____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Material FACT

Embraer S.A. (the “Company” or “Embraer”) hereby informs its shareholders and the market in general that, on this date, it has entered into a preliminary and non-binding memorandum of understanding, with The Boeing Co. (“Boeing”), through which the parties have established the basic premises for a potential combination of certain businesses (“Memorandum” and “Transaction”, respectively) as detailed below. The execution of the Memorandum was duly authorized  by Company’s Board of Directors at a meeting held on this date.

The Transaction will include the creation of a joint venture between the Company and Boeing, in the form of a Brazilian company (the “New Partnership”), which will operate the commercial aviation business currently being operated by the Company and combined with the operations of the New Partnership. Boeing will acquire, upon payment to the Company, shares issued by the New Partnership, so that the Company and Boeing will hold 20% and 80% of the total capital and voting stock of the New Partnership, respectively.

The executive jets and defense & security business units, among others, will not be accessible to the New Partnership and will continue to be developed and operated by Embraer.

The following chart demonstrates the corporate structure after completion of the Transaction:

The Transaction also contemplates the facts and assumptions indicated below.

1.         Overview

With the implementation of the Transaction, the Company will remain a Brazilian publicly-listed company, registered in Category A with shares listed in the special segment Novo Mercado of the B3 S.A. - Brasil, Bolsa, Balcão. The Government of Brazil will preserve rights derived from its ownership of the ordinary share, with special voting rights, issued by the Company (golden share), under the terms set forth in the Company’s Bylaws.

In addition, in order to enable mutual growth and stability of the business, the parties involved in the Transaction will enter into long-term operating contracts involving engineering services, reciprocal intellectual property licenses, research and development agreements, agreement to share the use of certain establishments, agreement to provide preferential treatment in the supply of certain products and components and an agreement to maximize potential opportunities in the supply chain.

The Transaction includes the transfer by the Company to the New Partnership of the commercial aviation business currently being operated by the Company (assets and liabilities), as well as the transfer of related operations, services and engineering capabilities. The Company will retain the executive jets and defense & security business units, as well as the related operations, services and engineering capabilities.

The parties to the Transaction will create another joint venture  for the promotion and development of new markets and applications for defense products and services, notably the KC 390 multi-mission aircraft, on jointly identified opportunities.

2.         Financial Terms

The amount attributed by the parties involved in the Transaction for the New Partnership that will own 100% of the commercial aviation business is US$4.75 billion, subject to potential adjustments, of which Embraer will acquire 20% and Boeing 80%, which contemplates a value of  US$3.8 billion for Boeing’s 80% ownership stake in the New Partnership. This amount will be confirmed in due diligence to be conducted by Boeing and will be subject to usual adjustments to reflect changes in working capital and net debt of the New Partnership. It is not yet possible to determine the net effect of the Transaction on the Company's financial position and results.

3.         Corporate Governance of the New Partnership

The New Partnership will be a company with operations, management and headquarters in Brazil.

The New Partnership will be administered by a Board of Directors and a Management Board, both bodies composed of professionals with appropriate qualifications to fill their respective positions, and Boeing shall have control of the New Partnership.

The Company shall have governance rights and shall be entitled to veto certain matters, subject to terms and conditions to be established in the definitive documents.

The New Partnership will have anti-dilution policy and a dividend policy with the objective of protecting the Company’s investment in the New Partnership.

In order to align the interests of the parties in the partnership resulting from the Transaction, as a general rule, the Company and Boeing will not be able to dispose of their respective shares issued by the New Partnership for a period of 10 years from the closing of the Transaction (the “Lock-Up Period”).

In addition, the final documents should provide for further provisions regarding the transfer of shares, including the right of first offer, tag-along rights and drag-along rights, in terms customary for transactions of this type, and in compliance with the Lock-Up Period. Under certain circumstances, the Company will have the right to sell its interest in the New Partnership to Boeing, as customary in transactions of this nature.

4.         Necessary Final Documents and Approvals

As of this date, the Company and Boeing will begin negotiations of the definitive agreements for the Transaction, which shall set forth in a binding manner, the structure and financial terms of the Transaction on mutually satisfactory bases. In the event that the parties reach a consensus on such definitive documents of the Transaction, Embraer will consult the Brazilian Government, and the parties shall submit necessary approvals for completion of the Transaction, including among others, (i) approval by the Brazilian Government; (ii) approvals by the competent corporate bodies of both parties involved in the Transaction; and (iii) approval of the competent regulatory authorities.

Accordingly, it is not possible at this time to provide any guarantee as to entry into definitive agreements or the consummation of the Transaction.

5.         Other Relevant Information

Until the actual consummation of the Transaction, both parties will conduct their businesses completely separate and independent from one another. Therefore, customers, suppliers, employees and other third parties should not expect any change in the composition of management, business relationships, supply agreements and supply of products during this period from the Transaction.

If the definitive documents are entered into and all necessary authorizations are obtained by the governmental authorities in a timely manner, the Company expects the Transaction to close by the end of 2019.

The Company will keep its shareholders and the market in general informed about any new material information with respect to the Transaction.

São José dos Campos, July 5th, 2018.

Nelson Krahenbuhl Salgado

Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Executive Vice-President of Finance and Investor Relations